UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File No.:

CUSIP No.:

NOTIFICATION OF LATE FILING

(CHECK	ONE): ☐ Form 10-K, ☐ Form 20-F, ☐ Form 11-K, ☒ Form 10-Q, ☐ Form N-SAR

For Period Ended: November 30, 2004

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

IGIA, Inc.

Full Name of Registrant

Former Name if Applicable

11 West 42nd Street, 7th Floor

Address of Principal Executive Office (Street and Number)

New York, NY 10036

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form
☒	10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

IGIA, Inc.’s (“IGIA”, “we”, “us” or “our”) Quarterly Report on Form 10-QSB for the quarter ended November 30, 2004 could not be filed within the prescribed time period because IGIA has devoted substantial time and efforts to seeking financing, reorganizing its business and engaging in bankruptcy proceedings pursuant the October 21, 2004 filing of a voluntary petition for relief under Chapter 11 of title 11 of the United States Bankruptcy Code in the Bankruptcy Court for the Southern District of New York by Tactica International, Inc. (“Tactica”), IGIA’s wholly owned subsidiary which accounts for all current operations. As a result, we were not able to timely finalize its quarterly report.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kurt Streams	212	575-0500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

IGIA, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 14, 2005	IGIA, Inc.

	By:	/s/ KURT STREAMS
Name: Kurt Streams
Title: Chief Financial Officer